CUSIP No. 059915108	Page 1 of 10 Pages

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 2)

Under the Securities Exchange Act of 1934

Bancorp of New Jersey, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

059915108

(CUSIP Number)

Clover Partners, L.P.
100 Crescent Court, Suite 575
Dallas, TX  75201

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

- with copies to-

Phillip M. Goldberg Foley & Lardner LLP 321 North Clark Street Suite 2800 Chicago, IL 60654-5313 (312) 832-4549	Peter D. Fetzer Foley & Larder LLP 777 East Wisconsin Avenue Suite 3800 Milwaukee, WI 53202-5306 (414) 297-5596

August 16, 2019

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box ☐.

CUSIP No. 059915108	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON MHC Mutual Conversion Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 314,953
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 314,953
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 314,953
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 059915108	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON Clover Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO/AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 314,953
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 314,953
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 314,953
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14	TYPE OF REPORTING PERSON PN, IA

CUSIP No. 059915108	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON Clover Partners Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO/AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 314,953
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 314,953
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 314,953
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 059915108	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON Johnny Guerry
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO/AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 059915108	Page 6 of 10 Pages

Explanatory Note

With this amendment, the MHC Mutual Conversion Fund Group (as defined below) is amending the disclosures to report that (1) Johnny Guerry is no longer the managing partner of Clover, and no longer beneficially owns any shares of Common Stock (as defined below) of Bancorp of New Jersey, Inc.; and (2) the MHC Mutual Conversion Fund Group no longer beneficially owns more than 5% of the Common Stock of Bancorp of New Jersey, Inc.  So, upon the filing of this amendment, the MHC Mutual Conversion Fund Group, and each person that comprises the MHC Mutual Conversion Fund Group, will cease to be a reporting person with regard to the Common Stock.
SCHEDULE 13D

This amended and restated Schedule 13D (this “Schedule 13D”) is being filed on behalf of MHC Mutual Conversion Fund, L.P., a Texas limited partnership (the “Fund”), Clover Partners, L.P., a Texas limited partnership and the general partner of the Fund (the “GP”), Clover Partners Management, L.L.C., a Texas limited liability company and the general partner of the GP (“Clover”), and, previously, Johnny Guerry, the former managing partner of Clover (collectively, the “MHC Mutual Conversion Fund Group”), relating to common stock (no par value) (the “Common Stock”) of Bancorp of New Jersey, Inc., a New Jersey corporation (the “Issuer”).
Specifically, this Schedule 13D relates to Common Stock of the Issuer purchased by the GP through the account of the Fund.  The Fund may direct the vote and disposition of the 314,953 shares of Common Stock it holds directly.  The GP serves as the investment adviser and general partner to the Fund and may direct the vote and disposition of the 314,953 shares of Common Stock held by the Fund.  Clover serves as the general partner of the GP and may direct the GP to direct the vote and disposition of the 314,953 shares of Common Stock held by the Fund.
Item 1.	Security and Issuer

Securities acquired:	Common Stock

Issuer:	Bancorp of New Jersey, Inc. 1365 Palisade Ave Fort Lee, New Jersey 07024

Item 2.	Identity and Background

(a)-(b) This Schedule 13D is jointly filed by the Fund, the GP, Clover and Mr. Guerry.  Previously, Mr. Guerry was the managing partner of Clover, which is the general partner of the GP.  Mr. Guerry no longer beneficially owns any shares of Common Stock.  Clover may be deemed, pursuant to Rule 13d-3 of the Exchange Act, to be the beneficial owners of all of the Common Stock held by the Fund.

CUSIP No. 059915108	Page 7 of 10 Pages
Each of the persons identified in this Schedule 13D is sometimes referred to as a “Reporting Person” and, collectively, as the “Reporting Persons.”  Each of the Reporting Persons is a party to that certain Joint Filing Agreement attached as Exhibit 99.1 to the original Schedule 13D, as filed with the Securities and Exchange Commission on July 21, 2017.
The principal place of business for each of the Reporting Persons is 100 Crescent Court, Suite 575, Dallas, TX 75201.
(c) The principal business of Clover is acting as the general partner of the GP.  The principal business of the GP is investment management.  The principal business of the Fund is investing in securities.
(d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) The Fund, the GP and Clover are organized under the laws of the State of Texas.  Mr. Guerry is a citizen of the United States of America.
Item 3.	Source and Amount of Funds

As of the date of this Schedule 13D, the Fund had invested $5,197,661 (inclusive of brokerage commissions) in Common Stock of the Issuer.  The source of these funds was the working capital of the Fund.
Item 4.	Purpose of the Transaction

The Reporting Persons purchased the Common Stock for investment purposes.  The MHC Mutual Conversion Fund Group’s intent is to influence the policies of the Issuer and assert shareholder rights, with a goal of maximizing the value of the Common Stock.
Consistent with its investment purpose, the MHC Mutual Conversion Fund Group may engage in communications with one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer, and/or one or more representatives of the Issuer regarding the Issuer, including, but not limited to its business, management, operations, assets, capitalization, financial condition, governance, strategy and future plans.
The Reporting Persons may purchase, sell or transfer Common Stock beneficially owned by them from time to time in public transactions depending on economic considerations and, subject to the disclosure below, the results of such communications.  Any such transactions may be effected at any time or from time to time subject to any applicable limitations imposed on the sale of the Common Stock by applicable law.

CUSIP No. 059915108	Page 8 of 10 Pages
Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.
Item 5.	Interest in Securities of the Issuer

(a) - (b) The MHC Mutual Conversion Fund Group beneficially owns 314,953 shares of Common Stock, which represents 4.3% of the Issuer’s outstanding shares of Common Stock.  The percentage of beneficial ownership of the Reporting Persons, as reported in this Schedule 13D, was calculated by dividing (i) the total number of shares of Common Stock beneficially owned by the MHC Mutual Conversion Fund Group as set forth in this Schedule 13D, by (ii) the 7,293,697 shares of Common Stock outstanding as of August 1, 2019, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2019.
The GP, in its capacity as investment manager and general partner to the Fund has power to vote the 314,953 shares of Common Stock and the power to dispose of the 314,953 shares of Common Stock held in the Fund.  Clover, in its capacity as general partner of the GP may be deemed to beneficially own the Common Stock held in the Fund.
(c) The Fund effected the following transactions in the Common Stock within the past sixty days:
Date	Number of Shares Sold	Price Per Share	Where and How Transaction Effected
8/16/2019	105,202	$14.9	Open Market
The filing of this Schedule 13D shall not be construed as admission that the GP or Clover is for the purposes of Section 13(d) or 13(g) of the Exchange Act the beneficial owner of any of the 314,953 shares of Common Stock owned by the Fund.  Pursuant to Rule13d-4, the GP and Clover disclaim all such beneficial ownership.
(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.
(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

With respect to the Fund, GP is entitled to (1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital.
Other than the foregoing agreements and arrangements, and the Joint Filing Agreement, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

CUSIP No. 059915108	Page 9 of 10 Pages
Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

Exhibit 99.1	Joint Filing Agreement by and among the Reporting Persons.*
*Previously filed.

CUSIP No. 059915108	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated:  August 26, 2019

MHC Mutual Conversion Fund, L.P. By: Clover Partners, L.P. By: Clover Partners Management, L.L.C., general partner By: /s/ Michael I. Shafir Name: Michael I. Shafir Title: Member
Clover Partners, L.P. By: Clover Partners Management, L.L.C., general partner By: /s/ Michael I. Shafir Name: Michael I. Shafir Title: Member
Clover Partners Management, L.L.C. By: /s/ Michael I. Shafir Name: Michael I. Shafir Title: Member
/s/ Johnny Guerry Johnny Guerry